Neovasc Announces Fourth Quarter and Fiscal Year 2020 Financial Results

VANCOUVER and MINNEAPOLIS - via NewMediaWire -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), today reported financial results for the fourth quarter and fiscal year ended December 31, 2020.

Fourth Quarter Highlights

  Generated revenue of $514,000 in the quarter and $1.96 million for the full year as Reducer implants rebounded after declining due to the COVID-19 pandemic.
  In December, announced the completion of the first Neovasc Reducer™ ("Reducer") implants in France.
  Completed a registered direct share offering in December, which raised $6.1 million gross proceeds.
  Announced the publication of a peer-reviewed article in EuroIntervention, which presented data from the ongoing Reducer-I trial that supported the safety and efficacy of Reducer.

Subsequent to the Fourth quarter

  Regained compliance with the minimum bid price requirement and the minimum market value requirement under Nasdaq Listing Rules.
  Completed a registered direct offering in February 2021 which raised approximately $72 million gross proceeds.

"Neovasc continued to advance its efforts to commercialize the Reducer and further develop the Tiara devices in the fourth quarter," said Fred Colen, President and Chief Executive Officer of Neovasc. "We are encouraged by the results of the quarter despite the impact from COVID-19. We believe there is clearly strong underlying demand for Reducer."

Colen continued, "We continue to advance the CE mark submission for Tiara TA in Europe, with the goal of securing a regulatory decision in the first half of the year. We also continue to make meaningful progress on our Tiara TF development program and we are targeting a first-in-human implant in the second half of 2021. Finally, subsequent to the quarter, in February 2021, we took an important step, raising $72 million gross proceeds to secure Neovasc's ability to execute on our strategies for the medium term. We look forward to continuing our progress in 2021."

Financial results for the fourth quarter ended December 31, 2020

Revenues decreased by 6% to $1,957,362 for the year ended December 31, 2020, compared to revenues of $2,092,032 for the same period in 2019 as elective procedures, including the implantation of Reducer, were temporarily suspended at many hospitals due to the impact of COVID-19.

The gross margin for the year ended December 31, 2020 was 77%, compared to 78% gross margin for the same period in 2019 as we continue to focus on the development of territories where we sell the Reducer with a direct sales force.

Total expenses for the year ended December 31, 2020 were $36,679,551 compared to $31,680,676 for the same period in 2019, representing an increase of $4,998,875 or 16%, principally because of a $2,528,240 increase in legal costs related to financings, as we completed five financings during 2020, a $1,716,004 increase in share-based payments and a $1,130,794 increase in cash-based employee expenses as we hired a new COO and other higher paid staff, while still reducing head count overall.

Operating losses and comprehensive losses for the year ended December 31, 2020 were $35,168,428 and $30,170,251, respectively, or $1.72 basic and diluted loss per share, as compared with $30,047,080 operating losses and $33,618,494 comprehensive losses, or $5.40 basic and diluted loss per share, for the same period in 2019.

Conference Call and Webcast information

Neovasc will be hosting a conference call and audio webcast today at 4:30 pm ET to discuss these results.

Domestic: 1-877-407-9208

International: 1-201-493-6784

Parties wishing to access the call via webcast should use the link in the Investors section of the Neovasc website at https://www.neovasc.com/investors/.  A replay of the webcast will be available approximately 30 minutes after the conclusion of the call.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. The Company is a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, and minimally invasive devices for the treatment of refractory angina. Its products include the Neovasc Reducer™, for the treatment of refractory angina, which is not currently commercially available in the United States (2 U.S. patients have been treated under Compassionate Use) and has been commercially available in Europe since 2015, and Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

NEOVASC INC.
Consolidated Statements of Financial Position
As at December 31,

(Expressed in U.S. dollars)

	2020	2019	2018

ASSETS
Current assets
Cash and cash equivalents	$12,935,860	$5,292,833	$9,242,809
Accounts receivable	987,057	715,696	647,143
Finance lease receivable	95,849	86,764	-
Inventory	839,472	618,650	318,135
Research and development supplies	167,378	671,845	1,274,653
Prepaid expenses and other assets	705,471	630,042	591,236
Total current assets	15,731,087	8,015,830	12,073,976

Non-current assets
Restricted cash	470,460	462,874	439,736
Right-of-use asset	830,551	720,473	-
Finance lease receivable	42,841	138,690	-
Property and equipment	803,280	767,973	813,628
Total non-current assets	2,147,132	2,090,010	1,253,364

Total assets	$17,878,219	$10,105,840	$13,327,340

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$7,243,500	$7,794,456	$4,610,560
Lease liabilities	342,910	436,352	-
2017 Convertible notes	-	5,400,189	1,423,224
2019 Convertible notes	38,633	1,090,561	-
2020 Convertible notes	37,525	-	-
Total current liabilities	7,662,568	14,721,558	6,033,784

Non-Current Liabilities
Accounts payable and accrued liabilities	-	1,186,601	2,241,979
Lease liabilities	596,881	468,527	-
2017 Convertible notes	-	-	13,194,112
2017 Derivative warrant liability	-	-	190,303
2019 Convertible notes	6,156,724	8,174,919	-
2020 Convertible notes and warrants and derivative warrant liabilities	1,484,529	-	-
Total non-current liabilities	8,238,134	9,830,047	15,626,394

Total liabilities	$15,900,702	$24,551,605	$21,660,178

Equity
Share capital	$369,775,383	$328,460,681	$304,460,533
Contributed surplus	35,045,056	29,766,225	26,260,806
Accumulated other comprehensive loss	(7,615,717)	(6,140,507)	(7,653,028)
Deficit	(395,227,205)	(366,532,164)	(331,401,149)
Total equity	1,977,517	(14,445,765)	(8,332,838)

Total liabilities and equity	$17,878,219	$10,105,840	$13,327,340

NEOVASC INC.
Consolidated Statements of Loss and Comprehensive Loss
For the years ended December 31,

(Expressed in U.S. dollars)

	2020	2019	2018

REVENUE	$1,957,362	$2,092,032	$1,749,133
COST OF GOODS SOLD	446,239	458,436	366,258
GROSS PROFIT	1,511,123	1,633,596	1,382,875

EXPENSES
Selling expenses	2,196,803	1,645,985	1,353,165
General and administrative expenses	14,081,153	10,013,732	16,438,936
Product development and clinical trials expenses	20,401,595	20,020,959	16,001,464
TOTAL EXPENSES	36,679,551	31,680,676	33,793,565

OPERATING LOSS	(35,168,428)	(30,047,080)	(32,410,690)

OTHER (EXPENSE)/ INCOME
Interest and other income	1,394,035	184,912	183,065
Interest and prepayment penalty expense	(1,035,957)	(133,082)	-
Impairment on right-of-use asset	-	(104,544)	-
Gain on sale of asset	-	-	238,907
Loss on foreign exchange	(256,585)	(74,209)	(175,054)
Unrealized gain/(loss) on warrants, derivative liability
warrants and convertible notes	8,528,255	(3,235,591)	(814,827)
Realized gain/(loss) on exercise or conversion of warrants,
derivative liability warrants and convertible notes	814,083	(1,692,628)	(28,003,594)
Amortization of deferred loss	(3,494,501)	-	(46,894,189)
TOTAL OTHER (EXPENSE)/ INCOME	5,949,330	(5,055,142)	(75,465,692)
LOSS BEFORE TAX	(29,219,098)	(35,102,222)	(107,876,382)

Tax recovery/(expense)	524,057	(28,793)	(107,093)
LOSS FOR THE YEAR	$(28,695,041)	$(35,131,015)	$(107,983,475)

OTHER COMPREHENSIVE (LOSS)/INCOME FOR THE YEAR
Fair market value changes in convertible notes due to changes in own credit risk	(1,475,210)	1,512,521	(1,009,592)
	(1,475,210)	1,512,521	(1,009,592)
LOSS AND OTHER COMPREHENSIVE LOSS FOR THE YEAR	$(30,170,251)	$(33,618,494)	$(108,993,067)

LOSS PER SHARE
Basic and diluted loss per share	$(1.72)	$(5.40)	$(76.26)

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839

Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact.  When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements may involve, but are not limited to, expectations as to the future growth of the Company, the expansion of its product range and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and six months ended June 30, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.